June 25, 2007



Board of Directors
c/o Mr. Randy Hardin
President and Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Drive
Carrollton, TX  75006


Members of the Board:

Thank  you  for  taking  the  time  to  meet  with  us  and for considering our recommendations to enhance shareholder value. Thank you also for your invitation to join the Board. We are impressed by the Board's experience, capabilities and depth of knowledge, and are confident in its ability to arrive at the right conclusions. Consequently, at this time, the Board has our full confidence and we are of the belief it will be an effective steward of shareholder rights. As a result, we do not feel it is necessary to accept your offer for a Board seat at this time, but we would like to reserve the right to revisit this issue with the Board if and when circumstances change.

Very truly yours,


/s/ David D.R. Bullock
David D.R. Bullock
Managing Director